JODY R. SAMUELS, ESQ.

65 Broadway, 12th Floor

New York, New York 10006

917.817.3651

646.998.1969 Facsimile

October 27, 2017

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SMG Indium Resources Ltd.

Form 8-K

Filed September 19, 2017

File No. 0-54391

Dear Mr. Schwall:

This letter is sent on behalf of SMG Indium Resources Ltd. (“SMG” or “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated October 16, 2017 (the “Comment Letter”) regarding the above-referenced filing. For ease of reference, we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Item 1. Business, page 5

Our Strategy, page 6

Sell New Products and Additional Services to Existing Customers, page 7

1.	We note your risk factor disclosure at page 14 regarding your “Master Service Agreements with certain of [y]our key customers.” Please disclose here the material terms of these agreements. In addition, please file the Master Service Agreements with these customers or tell us why you believe you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K. We note the disclosure under “Dependence on One or a Few Major Customers.”

Response: In response to the Staff’s comments, the Company has reviewed its disclosure regarding master service agreements (MSA’s) and determined to remove any such reference to MSA’s in the Form 8-K. Although the Company is party to MSA’s with certain customers, such customers do not represent a significant amount of the Company’s revenue and the Company does not believe that such disclosure is either helpful or material to an investor.

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Management, page 8

2.	We note that HII Technologies, Inc. had its registration revoked on July 13, 2016 pursuant to Section 12(j) under the Exchange Act of 1934. Please revise here and in the biography of Mr. Flemming at page 24 to disclose that information and the reasons why the registration was revoked.

Response: In response to the Staff’s comment, the Company believes that it has properly and fully disclosed all information concerning Mr. Flemming pursuant to Item 404 of Regulation S-K. Additionally, Mr. Flemming was no longer an officer, director, or in any way affiliated with HII Technologies after April 15, 2016, when Mr. Flemming resigned as an officer and director of HII, and HII emerged from bankruptcy protection. Subsequent to Mr. Flemming’s departure from HII, on July 13, 2016, HII’s registration was revoked by the Securities and Exchange Commission (“SEC”) pursuant to Section 12(j) of the Securities Exchange Act of 1934. Mr. Flemming has no knowledge of the facts and circumstances behind the revocation of HII’s registration other than based on his review of Release No. 78307/July 13, 2016. Based on the foregoing, we believe that the revocation of HII’s registration is not required to be disclosed.

3.	We note your disclosure that Stephen Christian is the President of your operating subsidiary. We further note a website for MG Cleaners indicates that “Kris Boen is Vice President & General Manager of the West Texas market for MG Cleaners.” It is unclear why these individuals are not named as executive officers with corresponding disclosure pursuant to Items 401, 402, 403, and 404 of Regulation S-K. Please revise or advise. Refer to Exchange Act Rule 3b-7.

Response: In response to the Staff’s comment, we note that neither Stephen Christian nor Kris Boen are executive officers of the Company. Although Mr. Christian is an executive officer of the Company’s operating subsidiary, Mr. Christian is not an executive officer of the Company and does not perform any policy making functions for the Company. Mr. Boen is not an executive officer of the Company’s operating subsidiary, nor does he perform any policy making functions for the Company. As a result, we do not believe that it is appropriate to disclose any information with respect to Mr. Christian or Mr. Boen pursuant to Items 401, 402, 403, and 404 of Regulation S-K.

Raw Materials, page 9

4.	Please identify the principal raw materials used in the manufacturing of your products, if material.

Response: The Company does not believe that the disclosure of the principal raw materials used in the manufacturing of its products is material. Additionally, the Company has previously disclosed in its Form 8-K that it is not dependent on any single source of supply for its materials, and we have added disclosure to the Form 8-K/A stating that “the Company believes that such parts, supplies and materials are readily available from multiple sources.”

Item 2. Financial Information, page 18

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 19

5.	Revise the analysis of your operating results for each period presented to quantify underlying material activities that generated income statement variances between periods. Your revised analysis should fully explain the change between periods and address changes in the amount of revenue from the various products and services that have had differing impacts on your results of operations. Refer to Item 303(a)(3) of Regulation S-K.

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Response: In response to the Staff’s comments, the Company has revised the analysis of its operating results for each of the financial periods presented, see pages 19 and 20.

Liquidity and Capital Resources, page 21

6.	Please disclose the material terms of your line of credit, including amounts available, interest rates, maturity dates, any collateral requirements, and any other material terms. Please also discuss how any financial covenants may restrict your ability to incur additional debt to finance uses in the next 12 months, if applicable. In addition, please revise to discuss your notes payable and agreements with Capital Stack LLC and Libertas Funding, LLC, including their material terms. Refer to Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release No. 33-8350. In addition, please file the agreements governing your line of credit, the instruments governing your notes payable, and your agreements with Capital Stack LLC and Libertas Funding LLC. Refer to Item 601(b)(4) and (10) of Regulation S-K.

Response: The Company has amended the Liquidity and Capital Resources section to include the material terms of the Company’s line of credit and how such financial covenants may restrict the Company’s ability to incur additional debt to finance its operations in the next 12 months. The Company has included the loan and security agreement with Crestmark Bank as Exhibit 10.8 and promissory note with Crestmark Bank as Exhibit 10.9. The Company has also disclosed its agreements with Capital Stack LLC and Libertas Funding, LLC, as well as included the Capital Stack LLC agreement as Exhibit 10.10 and the Libertas Funding LLC agreement as Exhibit 10.11. Additionally, we have included disclosure of the Company’s corporate guaranty and security agreement entered into with Crestmark Bank as it relates to the loan and security agreement between MG and Crestmark Bank. We have also included the corporate guaranty entered into by and between the Company and Crestmark Bank as Exhibit 10.12 and the security agreement entered into by and between the Company and Crestmark Bank as Exhibit 10.13.

7.	Address your historical and anticipated capital expenditures and the sources thereof.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 31 to the Form 8-K/A.

Certain Relationships and Related Transactions and Director Independence, page 30

8.	We note your disclosure “that transactions exceed $120,000 in the aggregate per year are subject to the audit committee’s review.” However, Item 404(d)(1) of Regulation S-K also requires disclosure where the amount involved exceeds one percent of the average of your total assets at year end for the last two completed fiscal years. Please revise or advise.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 30 to the Company’s Form 8/KA.

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9.	We note your disclosure that one of your directors subscribed for 125,000 shares of common stock in the offering described at page 19. Please revise to include the information required by Item 404(a) of Regulation S-K regarding this transaction.

Response: In response to the Staff’s comments, the Company has included the required disclosure on page 30 to the Company’s Form 8-K/A.

Executive Compensation, page 30

10.	It appears that your disclosure here does not cover non-plan compensation. Please revise or advise. Refer to Item 402(m)(1) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised the executive compensation section to include Mr. Christian. Although Mr. Christian is not an executive officer of the Company, we do believe that compensation paid to Mr. Christian is required to be disclosed pursuant to Items 402(m)(1) and 402(m)(2)(iii) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits, page 35

11.	Please file all exhibits required by Item 601 of Regulation S-K. For example, we note that you have not filed the following:

-	Certificate of incorporation or bylaws;

-	A certificate of formation or limited liability company agreement for MG Cleaners LLC;

-	The indemnification agreements with your directors and their affiliated parties referenced at page 33;

-	The stock incentive plan referenced at page 28; or

-	A list of subsidiaries.

Response: In response to the Staff’s comments please see below:

Certificate of incorporation or bylaws:

Please see Exhibits 3.1, 3.2 and 3.3 to the Company’s Form 10-K as filed with the SEC on March 30, 2017 which sets forth when each of the Company’s certificate of incorporation, all amendments thereto and the Company’s bylaws were filed with the SEC.

A certificate of formation or limited liability company agreement for MG Cleaners LLC:

Based on our review of Item 601 of Regulation S-K, we do not believe that the certificate of formation of MG Cleaners LLC, the Company’s wholly-owned subsidiary, is required to be filed as an exhibit.

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The indemnification agreements with your directors and their affiliated parties referenced at page 33:

Please note that the Company revised its disclosure on page 33 to state that the Company intends to enter into indemnification agreements with its directors. Upon entering into any such agreement(s), the Company will include such agreements as exhibits to its quarterly or annual report.

The stock incentive plan referenced at page 28:

Please see Exhibit 10.2 to the Company’s Form 10-K as filed with the SEC on March 30, 2017 which sets forth when the Company’s 2008 Long-Term Incentive Compensation Plan was filed with the SEC.

A list of subsidiaries:

The Company has included Exhibit 21 to its Form 8-K/A which discloses MG Cleaners LLC as the Company’s only subsidiary.

Exhibit 2.1

12.	Please file an executed version of the Agreement and Plan of Share Exchange in its entirety, including all material schedules. In that regard, we note that certain information appears to be omitted from Schedule I.

Response: The Company has included as Exhibit 2.1 to the Form 8-K/A an executed version of the Agreement and Plan of Share Exchange in its entirety, including all material schedules and all information included in Schedule I.

Additionally, we would like to bring to the Staff’s attention that the Company’s phone number (713.821.3153) is fully operational.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (917) 817-3651.

Sincerely,

/s/ Jody R. Samuels, Esq.

Jody R. Samuels, Esq.

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